SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

Marketletter 2Q17

# Summary

| | Page |
|---|---|
| Introduction | 03 |
| I. Consolidated Income Analysis | 04 |
| II. Parent Company Results Analysis | 17 |
| III. General information | 20 |
| IV. Attachment: | |

I. Financial Information from Subsidiaries
II. Financial Analyses from Subsidiaries Companies
III. Operating Infomation from Subsidiaries

**Conference Call in Portuguese**
August 15, 2017
2:30 PM (GMT)
1:30 PM (New York time)
6:30 PM (London time)
Phone: (11) 3137-8037

**Conference Call in English**
August 15, 2017
2:30 PM (GMT)
1:30 PM (New York time)
6:30 PM (London time)
Phone: (11) 3137-8037

**Contact RI:**
Ombudsman-ri@eletrobras,com
www.eletrobras.com.br/elb/ri
Tel: (55) (21) 2514-6333

**Preparation of the Report to Investors:**

**Superintendent of Investor Relations**
Paula Prado Rodrigues Couto

**Capital Markets Department**
Bruna Reis Arantes
Fernando D'Angelo Machado
Luiz Gustavo Braga Parente
Mariana Lera de A. Cardoso

**Intern:**
Daniel Pinto Cabral Claudiano

The Marketletter – Annex I, II and III can be found in .xls extension at our website: [www.eletrobras.com.br/elb/ri](http://www.eletrobras.com.br/elb/ri)

Get to know the Eletrobras **IR Ombudsman**, an exclusive platform for receiving and forwarding **suggestions, complaints, compliments and requests** from protesters regarding the **securities market** on our Investor Relations website

1

Marketletter 2Q17

Rio de Janeiro, August 10, 2017 - Eletrobras (Centrais Elétricas Brasileiras SA) [BM & FBOVESPA: ELET3 and ELET6 - NYSE: EBR and EBR-B - Latibex: XELTO and XELTB] the largest company in the electricity sector in Latin America, operating in generation, transmission, distribution and comercialization, the Parent Company company of 14 subsidiaries, a holding company - Eletropar - a research center - Cepel and accounting for 50% of the capital Itaipu Binacional, announces its results for the period.

In the first half of 2017 (1Q17), Eletrobras reported net income of R$ 1,722 million, compared to a net income of R$ 8,896 million in the first half of 2016 (1H16). In 1H17, Eletrobras presented a net loss of R$ 38 million, an improvement of 93% in relation to 1H16.

In the second quarter of 2017 (2Q17), Eletrobras presented, in the second quarter of 2017 a net profit of R$ 344 million, compared to a net profit of R$ 12,791 million recorded in the 2Q16. In 2Q17, Eletrobras reported net operating income of R$ 162 million, a 203% improvement over 2Q16.

HIGHLIGHTS IN THE CONSOLIDATED RESULTS OF THE 2Q17:

»     Impact on the result of R$ 706 million related to the provision for the Extraordinary Retirement Plan (PAE). The Plan reached an adhesion of 2,097 employees which, will represent an economy of almost R$ 874 million / year (not considering the PAE of the Amazonas GT, still to be realized);

»     Approval of the Transfer of 74 SPES of Subsidiaries to Eletrobras seeking discharge of debt as provided for in PDNG 2017-2021;

»     Net Operating Revenue in the amount of R$ 9,094 million;

»     Itaipu transfer positive in the amount of R$ 129 million;

»     Accounting for the Remuneration related to the credits of the Basic Network of the Existing System (RBSE) referring to the transmission lines renewed according to Law 12,783 / 2013, as per Ministerial Order No. 120, of April 20, 2016, of the Ministry of Mines and Energy, which established the conditions Of payment, with effect of R$ 1,275 million in 2Q17 and R$ 25,810 million in 2Q16, since in 1S17 only the remuneration of financial assets was registered and in 1H16 the financial asset itself. The net effect (excluding IRRF) was R$ 841 million in 2Q17 and R$ 17,035 million in 2Q16;

»     CVA positive amount of R$ 199 million;

»     Provisions for contingency in the amount of R$ 465 million;

»     Reversal of Provisions for onerous contracts of R$ 907 million;

»     Negative Net Financial Results in the amount of R$ 2,021 million, impacted negative by the restatement regarding the compulsory loan processes in the amount of R$ 467 million;

»     Sum of the Losses of Distribution Companies in the amount of R$ 391 million, highlighting the loss of R$ 193 million of  ED Rondonia;

»     Management EBITDA in the amount of R$ 1,923 million in 2Q17;

amounts in R$ million

1H17	1H16%			2Q17	2Q16%
38,4	39,7	-3%	Energy Sold - Generation GWh¹	38,4	39,7	-3%
3,9	4,3	-9%	Energy Sold - Distribution GWh	3,9	4,3	-9%
21,714	43,106	-50%	Gross revenue	10,898	34,831	-69%
17,589	16,133	9%	Management Gross Revenue ²	9,217	8,310	11%
17,954	39,619	-55%	Net Operating Revenue	9,094	32,971	-72%
14,085	12,646	11%	Management Net Operating Revenue ²	7,413	6,450	15%
7,434	21,344	-65%	EBITDA	3,005	23,385	-87%
3,337	1,884	77%	Management EBITDA³	1,923	1,051	83%
1,722	8,896	-81%	Net income	344	12,791	-97%
-38	-560	-93%	Management Net Income (4)	162	-157	-203%
2,389	4,576	-48%	Investments	1,173	2,287	-49%

(1)    Does not consider the energy allocated for quotas, from the plants renewed by Law 12,783 / 2013;

(2)    Excludes CELG D and Construction Revenue and Transmission Revenue from RBSE;

(3)    Excludes (2) and expenses with independent research, research findings, contingency provisions, onerous contracts, Impairment,  Provision for losses on investments,  Equity interests (RBSE CTEEP and SPE Research)

(4)    Excludes (3) and monetary adjustment to compulsory and provision for Income Tax referring to RBSE,

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

I. ANALYSIS OF CONSOLIDATED INCOME (R$ million)

Consolidated IFRS
1H17	1H16	Statement of Income	2Q17	2Q16
9,965	9,064	Generation Revenue	4,950	4,805
5,460	28,424	Transmission Revenue	2,682	27,214
5,362	5,076	Distribution Revenue	2,783	2,524
927	542	Others Revenue	483	288
21,714	43,106	Gross Revenue	10,898	34,831
-3,760	-3,487	Deductions from Revenue	-1,804	-1,860
17,954	39,619	Net Operating Revenue	9,094	32,971
-6,662	-7,048	Operational costs	-3,245	-3,603
-6,277	-5,198	Personal, Material, Services and Others	-3,799	-2,786
-918	-886	Depreciation and Amortization	-457	-451
138	-6,587	Operational Provisions	499	-3,574
4,236	19,900		2,093	22,558
2,280	558	Shareholdings	456	376
6,516	20,458	Income before Financial Income	2,548	22,934
-3,358	-2,577	Financial Result	-2,021	-1,232
3,158	17,881	Income Before Tax	528	21,702
-1,435	-8,985	Income tax and social contribution	-183	-8,911
1,722	8,896	Net Profit	344	12,791
23	72	Participation attributed to non-controlling shareholders	38	69
1,699	8,824	Net income attributed to controllers	306	12,722

Consolidated Managerial*
1H17	1H16	Statement of Income	2Q17	2Q16
9,945	9,059	Management Generation Revenue	4,936	4,783
2,250	1,828	Management Transmission Revenue	1,199	931
4,508	4,704	Management Distribution Revenue	2,599	2,308
886	542	Others Management Revenue	483	288
17,589	16,133	Gross Management Revenue	9,217	8,310
-3,504	-3,487	Management Deductions from Revenue	-1,804	-1,860
14,085	12,646	Net Management Operating Revenue	7,413	6,450
-5,743	-5,885	Management Operational costs	-2,838	-2,891
-5,445	-5,070	Personal, Material, Services and Others Management	-3,071	-2,683
-918	-886	Depreciation and Amortization	-457	-451
-397	-366	Operational Management Provisions	-36	-201
1,664	440		1,011	224
755	558	Management Shareholdings	456	376
2,419	998	Income before Financial Income	1,466	600
-2,422	-1,349	Management Financial Result	-1,554	-621
-2	-350	Managerial Income Before Tax	-88	-21
-36	-210	Income tax and social contribution	250	-136
-38	-560	Managerial Net Income	162	-157

* Excludes CELG D results, construction revenues and expenses, Transmission Revenue with RBSE, independent research expenses, Research Findings, Impairment, onerous contracts, contingency provisions, provision for losses on investments , as a result of CTEEP's shareholdings that were impacted by RBSE, monetary restatement of compulsory loans and provision for IRPJ / CSLL related to RBSE.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

I.1 Main Variations at the Statement of Income

Variation of the Statement of Income (1H17 x 1H16)

The 1S17 Results posted a variation of 81% in relation to 1S16, with net income of R$ 1,722 million in 1S17, compared to a profit of R$ 8,896 million in 1S16, especially due to the following factors Highlights:

Operating income:

Generation Revenues	1H17	1H16%		Variation
Supply do Distribution Companies	6,699	6,380	5.0

The variation was mainly due to the variations in the following subsidiaries: (i) In the subsidiary Furnas, new Contracts in the Free Contracting Environment with variation in the average price due to the market conjunctures and price update of the IPCA contracts ; (ii) In Eletrosul, adjustments were made to the IPCA contracts and changes in the criteria for accounting for generation revenues in the investees Hermenegildo I, II, III and Chuí IX; (Iii) At Eletronuclear, an increase in contracted revenues according to Aneel Resolution 2,193 / 16, which established fixed revenues for 2017. This increase was partially offset by the decrease in Procurement in the subsidiarie Eletronorte due to the energy and the strategy effect on the subsidiary Chesf.

Supply to final consumers	1,181	1,374	-14.1

The variation was mainly due to: (i) adjustments in the contracts extended by the subsidiary Chesf with the industrial consumers; (Ii) Price adjustment in contracts of sale of energy indexed to the variation of the dollar and aluminum (Eletronorte) and; (Iii) Consumer migration Free to the ACL in the subsidiary Amazonas Energia.

CCEE (short term)	764	418	82.9

The variation is mainly due to the following factors: (i) variation in the Price of Settlement of Differences - LDP; And (ii) termination of some contracts and surplus of Physical Guarantee (Eletronorte), allowing short-term commercialization

Revenue from Operation and Maintenance ( Power plants extended Law 12.783 / 13)	1,122	1,023	9.6	The variation was mainly due to: (i) RAG's annual adjustment; (Ii) investments in renewable generation facilities
Construction Revenue	20	5	320.3	No effect for the result, since it has expense in corresponding amount.
Transfer Itaipu (see II,3,a)	178	-136	-230.5

The variation was mainly due to: Effects of the variation of the dollar on the monetary restatement calculated based on the US Commercial Price and Industrial goods indexes, which offset the lower appreciation of the dollar

TOTAL GENERATION REVENUES	9,965	9,064	9.9	The variation was mainly due to the factors explained above.
(-) Construction	-20	-5	320.3
MANAGEMENT GENERATION REVENUES	9,945	9,059	9.8	The variation was mainly due to the factors explained above.

Transmission Revenues	1H17	1H16%		Variation
Revenue from Operation and Maintenance (LT Renovadas Law 12,783 / 2013)	1,469	1.368	7.4	The variation was mainly due to the RAP update
RAP of LT Under Exploration regime	128	100	28.1	The variation was mainly due to the updating of the RAP, and reinforcements of lines in the transmission system.
Construction Revenue	382	786	-51.3	No effect for the result, since it has expense in corresponding amount.
Return Rate Updates	3,481	26,170	-86.7

The variation was mainly due to the accounting of the Remuneration related to the credits of the Basic Network of the Existing System (RBSE) referring to the transmission lines renewed according to Law 12,783 / 2013, according to Ordinance No. 120, of April 20, 2016, of the Ministry of Minas Gerais and Energia, which established payment conditions, with effect of R $ 2,827 million in 1H17 and R $ 25,810 million in 1H16, since in 1S17 only the remuneration of financial assets was recorded and in 1H16 the financial asset itself as approved by Aneel.

TOTAL TRANSMISSION REVENUE	5,460	28,424	-80.8	The variation was mainly due to the xxxx
(-) Rate of Return related to Remuneration of RBSE	-2,827	-25,810	-89.0
Construction	-382	-786	-51.3
MANAGERIAL TRANSMISSION REVENUE	2,250	1,828	23.1	The variation was mainly due to the factors explained above.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

Distribution Revenues	1H17	1H16%		Variation
Supply to DisCos and final Consumers	4,489	4,341	3.4

The change was mainly due to the accounting of CELG D's revenues in 1Q17. Excluding CELG D, there would be a reduction of 9%, mainly due to the following factors: (i) a contraction in the economy; (Ii) reduction of tariff band revenues; (Iii) migration of consumers from the Amazonas subsidiary to the free contracting environment (ACL); (Iv) negative tariff adjustment in Ceron.

Short Term Revenue	379	202	87.7

The variation was mainly due to: (i) Higher availability of energy (overcontracting) in relation to the same period of the previous year; (Ii) Increase in the value of LDP; (Iii) Growth of energy settled in the MCP - Short-Term Market, due to the migration of consumers to ACL, with this, the energy contracted to serve such consumers was settled in the MCP.

Construction Revenue	326	372	-12.4	No effect for the result, since it has expense.
CVA and other Financial Components	167	160	4.4

The variation was mainly due to: xxx due to the creation of CVA and Financial items due to positive overcontracting in the subsidiary CEAL. The result was also impacted by the CVA variation in the most companies, with a negative highlight for the subsidiary Ceron.

TOTAL DISTRIBUTION REVENUE	5,362	5,076	5.6	The variation was mainly due to the factors explained above.
(-) CELG D	-528	0
(-) Construction	-326	-372	-12.4
REVENUE MANAGEMENT DISTRIBUTION	4,508	4,704	-4.2	The variation was mainly due to the factors explained above.

CVA and Other Financial Components	1H17	1H16
ED Acre	-6	17
ED Alagoas	138	-45
Amazonas Distribuição de Energia S,A,	-38	-57
ED Piauí	68	22
ED Rondônia	-1	223
ED Roraima	18	0
Celg-D	-11	0
CVA TOTAL e Others Financial Components	167	160

Other Revenue	1H17	1H16%		Variation
Other Revenue	927	542	71.1	A variação se deu, principalmente, em função da reclassificação de receitas de distribuição para outras receitas operacionais na controlada CEPISA.
CELG D	-42	0	-
Other Managerial Revenue	886	542	63.4

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

Operating Costs and Expenses:

OPERATIONAL COSTS	1H17	1H16%		Variation
Energy purchased for resale	-5,357	-4,598	16.5

The variation was mainly due to: (i) Average LDP increase in 2017 (reflecting, also, the short-term settlement costs in the operation of the Termonorte contract); (Ii) Increase of the Cutting Factor of the Ceron resulting in the increase of Glosa in the reimbursement of credits with the CCC; And (iii) (Iii) a change in the power generation contract for the isolated system, since in 1ST16, the company purchased fuel to produce energy, and in 1H17 that responsibility is from PIE - Indepedent Energy Producer. As a result, it reduced fuel, but increased spending on electricity purchased for resale. (iv) In the subsidiary Furnas, due to the marketing strategy and seasonality.

Charges on the use of electricity grid	-863	-807	6.9	The variation is mainly due to the following reasons: the increase in the Use of the Transmission System (MUST) occurring from the second half of 2016, affecting 6M17.
Fuel for electricity production	287	-480	-159.7

The variation is mainly explained by (i) the generation of amounts to be reimbursed to the CCC Fund for the CERON contract with Termonorte, due to the price of energy in the ACR being offset by PLD; (Ii) a change in the power generation contract for the isolated system, since in 1ST16, the company purchased fuel to produce energy, and in 1H17, this responsibility belongs to PIE - Indepedent Energy Producer. As a result, it reduced fuel, but increased spending on electricity purchased for resale.

Construction	-729	-1,163	-37.3	No effect for the result, since it has expense in corresponding amount.
TOTAL OPERATING COSTS	-6,662	-7,048	-5.5	The variation was mainly due to the factors explained above.
(-) CELG D	190	0	-
(-) Construction	729	1,163	-37.3
MANAGERIAL OPERATING COSTS	-5,743	-5,885	-2.4	The variation was mainly due to the factors explained above.

OPERATIONAL EXPENSES	1Q17	1Q16%		Variation
Personnel	-4,006	-2,845	40.8

The variation was mainly due to: (i) the impact of the beginning of the Extraordinary Retirement Plan (PAE) in the amount of R $ 706 million, related to the accessions that occurred until 14 July 2017; (Ii) adjustment resulting from the Collective Labor Agreement - ACT 2016-2018 that causes effect of 9% of the 2016-2017 adjustment occurred after 2Q16 due to the filing of collective bargaining agreement after the ordinary base date of the ACT and 4% 2018 as of May 2017, and (iii) in the subsidiary Eletronorte, inclusion in the Company's payroll, as from September 2016, of effects made under an agreement to close two hazardous and uninterrupted processes.

Material	-120	-132	-9.1

The variation is mainly due to the following factors: (i) renegotiation of the lime contract and lower consumption due to the shutdown of the Candiota III UTE - Phase C (CGTEE). (ii) Decrease in 2017 in material expenses related to the operation And maintenance of the electrical system, as a cost reduction measure foreseen in PDNG 2017-2021.

Services	-1,246	-1,245	0.1	The change was mainly due to the adjustment of the contracts based on inflation, offset by the cost reduction measure provided for in PDNG 2017-2021
Others	-904	-977	-7.4	The variation was mainly due to: (i) Extraordinary Retirement Plan (PAE) in the amount of R $ 706 million.
Depreciation and amortization	-918	-886	3.7	The variation was mainly due to: (i) capitalization of new fixed assets, with emphasis on equipment and buildings.
Operating Provision/Reversals	138	-6,587	-102.1

The variation is mainly explained by (i) provision complement in the amount of R$ 1,901 million in 1H16 related to compulsory loans. In 1H17, a reversal of R$ 91 million was made as a complement; (Ii) reversal of onerous contracts in the amount of R$ 741 million (not considering the reversal related to nuclear plant of Angra 3, which has equivalent value in impairment). The main operating provisions are detailed below (for the full detail of the Operating Provisions see Explanatory Note 42 of the ITR).

TOTAL OPERATING EXPENSES	-7,057	-12,671	-44.3	The variation was mainly due to the factors explained above.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

CELG D	96	0	-
Extraordinary Retirement Plan (PAE)	706	0	-
Investigation Findings Expenses	29	129	-77.3
Contingencies	578	2,353	-75.4
Onerous contracts	-1,226	1,521	-180.6
Impairment	153	2,348	-93.5
Provision / (Reversal) for Losses on Investments	44	0	73.542
Managerial Operating Expenses	-6,677	-6,321	5.6	The variation was mainly due to the factors explained above.

Shareholdings

Shareholdings	1H17	1H16%		Variation
Shareholdings	2,280	558	308.4	The variation was mainly due to the Revenue of R $ 1,525 million related to the disposal of CELG D.
(-) Alienation CELG D	-1,525	0
Managerial Shareholdings	755	558	35.3	The variation was mainly due to the factors explained above.

Financial Result

FINANCIAL RESULT	1H17	1H16%		Variation
Income from Interest and Financial Investments	1,071	893	19.9	The variation occurred mainly, by (i) increased availability of resources for application.
Net Monetary Adjustment	-468	3	-17.933

The variation occurred mainly, by (i) reduction of the rates of the main indexes (inflation and SELIC) incident on credits as receivables from the updated CCC / CDE of Amazonas; And (ii) by the atypical record, in 1H16, of R $ 286 million referring to the update in the subsidiary Amazonas; (Iii). There was also the accounting of monetary restatement for compulsory loans in the amount of R $ 905 million in 1H17 and R $ 1,228 million in 1H16.

Net Foreign Exchange Variation	-64	-362	-82	The The variation is due mainly to changes in the exchange rate in the period on financing agreements and with suppliers.
Debt Charges	-2,971	-2,991	-0.7	This account did not present any relevant variation.
Shareholder Remuneration Charges	-221	-53	315	The variation was mainly due to the correction of the amounts related to the Advance for Future Capital Increase (AFAC).
Other financial results	-705	-66	972

The variation was mainly due to the following factors:

(I) In the Holding, the PIS / Cofins deferred tax liability in 1H16 is adjusted as a result of the fall in the US dollar in that period, since these deferred taxes are calculated on the exchange variation, generating a positive effect on other financial expenses; (Ii) In the Holding, an increase in liabilities with the Angra 1 and 2 (FDES) decommissioning fund, caused by the increase in income earned on the investment (financial investment) maintained to cover decommissioning expenses.

TOTAL FINANCIAL RESULT	-3,358	-2,577	30.3	The variation was mainly due to the factors explained above.
CELG D	32	0	-
Monetary adjustment of compulsory loans	905	1,228	-26.3
MANAGERIAL FINANCIAL RESULT	-2,422	-1,349	79.5	The variation was mainly due to the factors explained above.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

Income Tax and CSLL

INCOME TAX AND CSLL	1H17	1H16%		Variation
Income tax and social contribution	-1,435	-8,985	-84	The variation is mainly due to the collection of IRRF on the transmission revenue due to the accounting of the Remuneration related to the credits of the Basic Network of the Existing System (RBSE).
(-) Income tax RBSE	961	8,775	-
(-) Income tax CELG D	438	0	-
MANAGERIAL Income Tax and Cont, Social	-36	-210	-83	The variation was mainly due to the factors explained above.

Variantion of DRE (2Q17 x 2Q16)

The 2Q17 went from an income of R$ 12,791 million in the 2Q16 to an income of R$ 344 million in 2Q17, especially due to the factors below:

Operating income:

Generation Revenues	2Q17	2Q16%		Variation
Supply do Distribution Companies	3,385	3,325	1.8

The variation was mainly due to the following reasons: (i) price readjustment; And (ii) in the subsidiary Eletronuclear, updating of the fixed revenue established by ANEEL for the year 2017, through Aneel Resolution 2,193 / 16, for the Angra 1 and 2 plants; And the positive balance of the variable portion referring to the electric power generated / supplied estimated for 2017. Partially offset by the seasonality of the purchase of energy in 2017 and, in the CGTEE subsidiary, by the greater number of maintenance stops in Candiota III Phase C and the departure of the Presidente Medici Plant from 1Q17.

Supply to final consumers	496	733	-32.4

The variation was mainly due to: (i) adjustments in contracts extended with industrial consumers; (ii) strong impact from the revenues of Albras and South 32, the two largest contracts of the subsidiary Eletronorte, impacted by the exchange rate and the aluminum price in the international market (LME); (iii) Auctions of the Itumbiara Plant, according to Law 13182/2015, which generated new revenues from Energy Supply.

CCEE (short term)	368	200	83.7	The variation is mainly due to the variation in the Price of the Settlement of Differences – PLD.
Revenue from Operation and Maintenance	558	513	8.7	The variation was mainly due to the adjustment Annual meeting of RAG in July 2016.
Construction Revenue	14	23	-38.7	No effect for the result, since it has expense in corresponding amount.
Transfer Itaipu (see II,3,a)	129	11	1.055.3	The variation was mainly due to: (i) Effects Of the dollar variation on the calculated monetary update Based on the US Commercial Price Indexes And Industrial goods.
TOTAL GENERATION REVENUES	4,950	4,805	3.0	The variation was mainly due to the factors explained above.
(-) Construction	-14	-23	-38.7
MANAGEMENT GENERATION REVENUES	4,936	4,783	3.2	The variation was mainly due to the factors explained above.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

Transmission Revenues	2Q17	2Q16%		Variation
Revenue from Operation and Maintenance (LT Renovadas Law 12,783 / 2013)	722	679	6.3	The variation was mainly due to the readjustment of RAP and the incorporation of reinforcements.
Revenue from LT Under Exploration regime	64	69	-6.6	The variation is mainly due to the following reasons: (i) variation in contract CT 062.2001 in the amount of R $ 30.9 million; (Ii) the readjustment of RAP and the incorporation of reinforcements.
Construction Revenue	208	474	-56.0	No effect for the result, since it has expense in corresponding amount.
Return Rate Updates	1,688	25,993	-93.5

The variation was mainly due to the accounting of the Remuneration related to the credits of the Basic Network of the Existing System (RBSE) referring to the transmission lines renewed according to Law 12,783 / 2013, according to Ordinance No. 120, of April 20, 2016, of the Ministry of Mines and Energy, which established payment conditions, with effect of R $ 1,275 million in 2Q17 and R $ 25,810 million in 2Q16, since in 1S17 only the remuneration of financial assets was registered and in 1H16 the financial asset itself.

TOTAL TRANSMISSION REVENUE	2,682	27,214	-90.1	The variation was mainly due to the xxxx
(-) Rate of Return related to Remuneration of RBSE	-1,275	-25,810	-95.1
Construction	-208	-474	-56.0
MANAGERIAL TRANSMISSION REVENUE	1,199	931	28.8	The variation was mainly due to the factors explained above.

Distribution Revenues	2Q17	2Q16%		Variation
Supply to DisCos and final Consumers	2,129	2,054	3.7

The variation was mainly due to the: (i) collection of the 42% average tariff readjustment occurred in November / 15 of Boa Vista Energia, which was suspended by judicial measure but which became effective as of mid-August 2016 after the suspension of the injunction that prevented the adjustment; (ii) expansion of the energy supply service to the interior of the State of Roraima, with the inclusion of 43 thousand consumers, based on the area served by Cerr.

Short Term Revenue	270	164	65.1

The variation was mainly due to: (i) Higher availability of energy (overcontracting) in relation to the same period of the previous year; (ii) Increase in the value of PLD; (iii) Reclassification in 2017, when this revenue began to be recognized, previously recorded as cost recovery with energy; Growth of energy settled in the MCP - Short-Term Market, by Amazonas D due to the migration of consumers to ACL, with this, the energy contracted to serve such consumers was settled in the MCP.

Construction Revenue	184	215	-14.3	No effect for the result, since it has expense.
CVA and other Financial Components	199	91	119.9

The variation was mainly due to the constitution of CVA and Financial items due to positive overcontracting in the subsidiary CEAL. The result was also impacted by the CVA variation in the other companies, as shown in the table below.

TOTAL DISTRIBUTION REVENUE	2,783	2,524	10.3	The variation was mainly due to the creation of CVA and Positive financial items in the subsidiaries ED Alagoas and ED Piauí (detailed in the table below).
(-) Construction	-184	-215	-14.3
REVENUE MANAGEMENT DISTRIBUTION	2,599	2,308	12.6	The variation was mainly due to the factors explained above.

CVA and Other Financial Components	2Q17	2Q16
ED Acre	3	19
ED Alagoas	107	-12
Amazonas Distribuição de Energia S,A,	30	-42
ED Piauí	56	11
ED Rondônia	-3	114
ED Roraima	6	0
Celg-D	0	0
CVA TOTAL e Others Financial Components	199	91

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

Other Revenue	2Q17	2Q16%		Variation
Other Revenue	483	288	67,8

The variation was mainly due to: (I) increase in revenues from the provision of services related to network usage for communication and multimedia; And (ii) CDE development account and (iii) consumer charges - Proinfa.

Operating Costs and Expenses:

OPERATIONAL COSTS	1Q17	1Q16%		Variation
Energy purchased for resale	-2,755	-2,429	13.4

The variation was mainly due to: (i) Average LDP increase in 2Q17; And (ii) in the subsidiary Amazonas GT, increase in the amount of energy purchased for resale due to the cut in gas supply at the Aparecida plant; e (iii) change in the power generation contract for the isolated system, as in 2Q16, the company purchased fuel to produce energy, and in 2Q17 this responsibility is from PIE - Indepedent Energy Producer. As a result, it reduced fuel, but increased spending on electricity purchased for resale.

Charges on the use of electricity grid	-378	-401	-5.9	The variation is mainly due to the following reasons: (i) forecast update in transmission contracts; And (ii) increase in generation revenue.
Fuel for electricity production	295	-61	-580.5

The variation is explained mainly by (i) the recovery of fuel expenses in the subsidiary ED Rondonia, due to the calculation of CCC's rights for the Contract with Termonorte; (Ii) a change in the power generation contract for the isolated system, since in 2Q16, the company purchased fuel to produce energy, and in 2Q17 this responsibility is from PIE - Indepedent Energy Producer. As a result, it reduced fuel, but increased spending on electricity purchased for resale.

Construction	-407	-711	-42.9	No effect for the result, since it has expense in corresponding amount.
TOTAL OPERATING COSTS	-3,245	-3,603	-9.9	The variation was mainly due to the factors explained above.
(-) Construction	407	711	-42.9
MANAGERIAL OPERATING COSTS	-2,838	-2,891	-1.8	The variation was mainly due to the factors explained above.

OPERATIONAL EXPENSES	2Q17	2Q16%		Variation
Personnel	-2,404	-1,428	68.3

The variation was mainly due to the impact of the beginning of the Extraordinary Retirement Plan (PAE) in the amount of R $ 706 million referring to accessions up to July 14 and (ii) adjustment resulting from ACT 2016-2018 that causes 9% Readjustment 2016-2017 occurred after 2Q16 due to collective dissident filing after the ordinary base date of the ACT and 4% of the 2017-2018 readjustment as of May 2017).

Material	-65	-72	-9.9

The variation is mainly due to the following factors: the reduction in 2017 of material expenses related to the operation and maintenance of the electricity system, as a cost reduction measure set forth in PDNG 2017-2021.

Services	-665	-733	-9.3	The variation was mainly due to the reduction in expenses with independent research (R $ 103 million in 2Q16 and R $ 22 million in 2Q17).
Others	-664	-552	20.3	The variation is fragmented in several line items
Depreciation and amortization	-457	-451	1.4	The variation was mainly due to: (i) capitalization Of new fixed assets with emphasis on equipment and Buildings.
Operating Provision/Reversals	499	-3,574	-114.0

The variation is mainly explained by the reversal of provisions for onerous contracts (see table 1.3). The main operating provisions are detailed below (for the full breakdown of the Operating Provisions see Explanatory Note 42),

TOTAL OPERATING EXPENSES	-3,757	-6,811	-44.8	The variation was mainly due to the factors explained above.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

Extraordinary Retirement Plan (PAE)	706	0	-
Investigation Findings Expenses	22	103	-78.5
Contingencies	465	-596	-178.0
Onerous contracts	-907	1,622	-155.9
Impairment	-118	2,348	-105.0
Provision / (Reversal) for Losses on Investments	24	0.1	40.637
Managerial Operating Expenses	-3,564	-3,335	6.9	The variation was mainly due to the factors explained above.

Shareholdings

Shareholdings	2Q17	2Q16%		Variation
Shareholdings	456	376	21.1

.The variation was mainly due to the following factors: (i) a positive result obtained in 2017 by Livramento Holding, Chuí Holding and Santa Vitória Palmar Holding. After joining the MCSD (decontracting the CCEARs), the investees started to sell the energy in bilateral contracts and / or liquidation in the CCEE at prices higher than the contracts signed with the distributors in the ACR. This fact generated a higher volume of revenue and also allowed the reversal of impairment in these.

Financial Result

FINANCIAL RESULT	2Q17	2Q16%		Variation
Income from Interest and Financial Investments	574	391	46.8	The variation was mainly due to: (i) financial investment gains with TVM.
Net Monetary Adjustment	-226	124	-282

The variation was mainly due to the reduction of the inflation indices incident on energy bills that affected the active monetary restatement. Also noteworthy is the accounting of monetary restatement for compulsory loans in the amount of R $ 466 million in 2Q17 and of R $ 617 million in 2Q16.

Net Foreign Exchange Variation	-95	-178	-46	The variation is mainly due to exchange variation in the period on financing agreements and with suppliers.
Debt Charges	-1,412	-1,484	-4.9	This account did not present any relevant variation..
Shareholder Remuneration Charges	-103	-42	141	The variation was mainly the correction of the amounts related to the Advance for Future Capital Increase (AFAC).
Other financial results	-759	-43	1,665

The variation was mainly due to the following factors:

(i) In the Holding, the P & C account of the deferred PIS / Cofins in 2Q16 was adjusted as a result of the decline in the US dollar in that period, since these deferred taxes are calculated on the exchange variation. Thus, deferred PIS / Cofins liabilities decreased by R $ 161 million, generating a positive effect on other financial expenses; (ii) In the Holding, an increase in liabilities with the Angra 1 and 2 (FDES) decommissioning fund, caused by the increase in income earned on the investment (financial investment) maintained to cover decommissioning expenses. The effect verified in the period was an increase in expenses of R $ 97 million; (iii) In the subsidiary ED Eletroacre, registration of financial charges of the infraction notices process applied by SEFAZ / AC of credit reversal referring to the loss of energy in the process of generation in the isolated system in the amount of R $ 76 million. (ii) In the subsidiary Eletronorte, charges for debts to Financial Institutions in 2Q16 decreased PIS / Cofins deferred, reducing other financial expenses, by credit of R $ 161 million, which did not occur in 2Q17.

TOTAL FINANCIAL RESULT	-2,021	-1,232	64.1	The variation was mainly due to the factors explained above.
Monetary adjustment of compulsory loans	467	611	-23.7
MANAGERIAL FINANCIAL RESULT	-1,554	-621	150.5	The variation was mainly due to the factors explained above.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

Income Tax and CSLL

INCOME TAX AND CSLL	2Q17	2Q16%		Variation
Income tax and social contribution	-183	-8,911	-98	The variation is mainly due to the fact that taxable income in 1Q17 was lower than in 1Q16, due to a decrease in financial income.
(-) Income tax RBSE	433	8,775	-
MANAGERIAL Income Tax and Cont, Social	250	-136	-283	The variation was mainly due to the factors explained above.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

I.2 Sale of Energy

I.2.1  Energy Sold in 2017 - Generators - TWh

In terms of the evolution of the energy market, Eletrobras Companies sold 75 TWh of energy in 1H17, compared to 79.8 TWh in the same period of the previous year, representing a reduction of 6%.

(1)    Power plants renewed by Law 12,783 / 13 – quotas

(2)    (2) Operating plants: ACR and ACL sales

I.2.2 Energy Sold in 1Q17 - Distributors - TWh

In terms of energy market evolution, Eletrobras Distributors in 1H17 sold 7.9 TWh of energy, against 8.6 TWh traded in the same period last year, representing a reduction of 7.9%.

* Considers 30,4 thousand MWh of CERR whose concession began to be operate by the Distribuição Roraima on  January 2017.

* It considers only the captive market and supply,

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

I.3 Impairments and Onerous Contracts

	Accumulated		Variation
Impairment	06/30/2017	12/31/2016	2Q17	1Q17	1H17
Generation	12,363	12,201	-27	189	162
UTN Angra 3	9,434	8,949	264	220	485
UHE Samuel	436	436	0	0	0
UHE Batalha	408	408	0	0	0
Candiota Fase B	356	356	0	0	0
Casa Nova I	325	325	0	0	0
UHE Simplício	342	342	0	0	0
UTE Camaçari	304	304	7	-7	0
Outros	758	1,081	-299	-24	-323
Transmission	3,777	3,670	-18	125	107
CC 061-2001	2,077	2,077	-130	130	0
LT Jauru Porto Velho	312	312	0	0	0
CC 018-2012 Mossoró Ceará Mirim	100	100	0	0	0
Outros	1,288	1,181	112	-5	107
Distribution	122	237	-72	-43	-115
Total	16,262	16,108	-118	270	153

Onerous Contracts	BALANCE AT 12/31/2016	BALANCE AT 06/30/2017	Movement
			1Q17	2Q17
TransmissION
LT Recife II - Suape II	41	41	1	-1
LT Camaçari IV - Sapeaçu	115	115	0	0
Others	11	11	-4	4
	166		-3	-163
Generation
Itaparica	0	0	-2	2
Jirau	0	0	0	0
Funil	63	59	-2	-2
Coaracy Nunes	371	371	0	0
Marimbondo	236	223	-7	-6
Angra 3	1,350	866	-220	-264
Others	487	312	22	-197
	2,507	1,830	-205	-472
Distribution
Ceal	8	8	0	0
Cepisa	65	33	-16	-16
Ceron	191	103	-44	-44
Boa Vista	2	8	4	2
Amazonas D	813	379	-54	-380

	1,079	530	-110	-439

	3,753	2,527	-319	-907

Total Current Liabilities	1,094	544	-111	-439

Total Current Non-Liabilities	2,659	1,982	-208	-469

TOTAL	3,753	2,527	-319	-907

I.4 EBITDA Consolidated

EBITDA	1H17	1H16	(%)
Income for the Year	1,722	8,896	-81%
+ Provision for Income Tax and Social Contribution	1,435	8,985	-84%
+ Financial result	3,358	2,577	30%
+ Amortization and Depreciation	918	886	4%
= EBITDA	7,434	21,344	-65%
ADJUSTMENTS
(-) EBITDA Celg D and Shareholdings results CLEG D sale	-1,554	0	0
(-)Basic Network Effects of the Existing System (RBSE)	-2,827	-25,810	-89%
(-) Extraordinary Retirement Plan (PAE)	706	0	0
(-)Expenditure Independent research	29	129	-77%
(-)Contingencies	578	2,353	-75%
(-)Onerous contracts	-1,226	1,521	-181%
(-) Impairment	153	2,348	-93%
(-)Provision / (Reversal) for Losses on Investments	44	0	73542%
= EBITDA MANAGERIAL [1]	3,337	1,884	77%

1 The managerial EBITDA adjustments refer to non-recurring events or events that are expected to be treated under PDNG 2017-2021 (Master Plan) and therefore are expected not to affect the Company's future cash flow. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the Comissão de Valores Mobiliários and the Securities and Exchange Commission of the United States of America. Estimates and projections refer only to the date on which they were presented, and we assume no obligation to update any of these estimates or projections due to new information or future events. The future results of the operations and initiatives of the Companies may differ from the current expectations and the investor should not be based exclusively on the information contained herein.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

Result and Consolidated EBITDA by segment

06/30/2017
DRE by segment	Management	Generation		Transmission		Distribution	Eliminations	Total
		Operating System	O & M Regime	Operating System	O & M Regime
Net operating revenue	86	8,393	906	808	4,590	4,038	(867)	17,954
Operating Costs and Expenses	(2,843)	(5,628)	(1,007)	(749)	(2,063)	(4,185)	2,757	(13,719)
Operating result Before Financial Result	(2,756)	2,765	(101)	59	2,528	(147)	1,890	4,236
Financial Result	175	(866)	(123)	(274)	(419)	(1,753)	(99)	(3,358)
Profit from equity investments	4,784	-	-	-	-	-	(2,504)	2,280
Income tax and social contribution	(746)	(110)	2	(79)	(991)	487	-	(1,435)
Net Income (loss) for the period	1,458	1,790	(222)	(294)	1,117	(1,413)	(714)	1,722
EBITDA	2,044	3,441	(65)	74	2,542	13	(614)	7,434
EBITDA Margin	2364%	41%	-7%	9%	55%	0%		41%

06/30/2016
DRE by segment	Management	Generation		Transmission		Distribution	Eliminations	Total
		Operating System	O & M Regime	Operating System	O & M Regime
Net operating revenue	89	7,142	986	738	27,617	3,903	(856)	39,619
Operating Costs and Expenses	(13,655)	(5,706)	(702)	(882)	(1,433)	(4,666)	7,325	(19,719)
Operating result Before Financial Result	(13,566)	1,436	284	(143)	26,184	(764)	6,468	19,900
Financial Result	(636)	(794)	(313)	(9)	312	(1,047)	(89)	(2,577)
Profit from equity investments	18,326	(51)	-	1	5	-	(17,722)	558
Income tax and social contribution	(72)	72	(48)	(106)	(8,831)	-	-	(8,985)
Net Income (loss) for the period	4,051	663	(77)	(257)	17,670	(1,811)	(11,343)	8,896
EBITDA	4,788	2,109	302	(118)	26,198	(682)	(11,254)	21,344
EBITDA Margin	5393%	30%	31%	-16%	95%	-17%	1314%	54%

I.5 Net debt

	R$ million
Net debt	2Q17	2Q16
Financing payable without RGR (1)	43,532	42,590
(-) (Cash and Cash Equivalents + Securities)	7,906	6,425
(-) Financing Receivable without RGR (2)	10,732	11,299
(-) Net balance of Itaipu Financial Asset *	1,471	1,428
Net debt	23,423	23,438
* See item II,2 “a,1”,

1, Excluded from gross debt were financings, granted with resources from RGR, owed by a company outside the Eletrobras group (R $ 1,778 million) and credits related to the federalization of Distributors, pursuant to Articles 21-A and 21-B of Law 12,783 / 2013 (R $ 1,365 million),

2, Receivables receivable by a company outside the Eletrobras group were excluded from RGR's account (1,778 million)

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

Analysis of the Results of the Parent Company

Eletrobras reported net income of R$ 306 million in 2Q17, compared to a loss of R$ 12,721,8 million recorded in 2Q16.

This result in 2Q17 was decisively influenced by: (i) Corporate Income Result of R$ 1,350 million, due to the effect of Ordinance No. 120, dated April 20, 2016, of the Ministry of Mines and Energy, which established the terms of payment And remuneration related to the Basic Network of the Existing System (RBSE); (ii) Unrecognized liabilities in subsidiaries in the amount of R$ 617 million, mainly impacted by subsidiaries Amazonas Energia Distribuição (R$ 769 million), CGTEE (R$ 505 million) and Ceron (R$ 303 million); (iii) Reversal of Provisions for judicial contingencies, in the amount of R$ 306 million, mainly due to reversal of provisions related to compulsory loan lawsuits (See Note 30 to Financial Statements of 2Q17).

In 1H17, Eletrobras reported net income of R$ 1,699 million, an decrease of 81% compared to the loss of R$ 8,824 million recorded in 1H16.

The following chart presents a comparison of the results of Eletrobras holding in 2Q17 and 2Q16.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

II.1 Shareholdings of the Parent Company

In 2Q17, the result of Corporate Interest positively impacted the Company's result by R$ 1,350 million, mainly due to to the Equity Income of investments in subsidiaries, mainly influenced by the recording of the remuneration of RBSE's financial asset of R$ 1,275 million related to the remuneration of the financial asset, as shown below:

				R$ million
	Controler
	1H17	1H16	2Q17	2Q16
Investments in subsidiaries
Equity	2,504	17,722	1,050	17,000

Investments in associates
Interest on own capital	2	-	2	-
Equity	433	391	272	339
	436	391	275	339

Other investments
Interest on own capital	10	1	-	1
Dividends	22	61	19	43
Compensation of investments in partnerships	-	-	-	-
Income from capital - ITAIPU	64	75	6	5
	96	137	26	49

Sale of Investments	1,525	-	0	-

Total	4,561	18,250	1,350	17,388

II.2  Commercialization of Electric Power of the Parent Company

a.Itaipu Binacional

ITAIPU FINANCIAL RESULT
	1Q17	2Q17	2017
Sale of Energy Contract Itaipu + CCEE	2,644	2,904	5,548
Revenue originating from the Right of Reimbursement	161	368	529
Others	44	39	83
Total Revenue	2,848	3,311	6,160

Purchase of Energy Contract Itaipu + CCEE	-3,228	-2,590	-5,818
Expenses arising from the Debt Obligation	-106	-244	-351
Itaipu Repayment	457	-310	148
Others	78	-38	40
Total Expenses	-2,799	-3,183	-5,982

ROL - Transfer of Itaipu	49	129	178

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

ITAIPU RESULTS (Price indexes)
	1Q17	2Q17	2017
Revenue originating from the Right of Reimbursement	161	368	529
+ Foreign Exchange Result	-88	143	55
Result from the Right of Reimbursement (RD)	73	511	584
- Expenses arising from the Debt Obligation	106	244	351
+ Foreign Exchange Result	-58	95	36
Result from the Reimbursement Obligations (RO)	48	339	387
Balance: RD - RO	24	172	196

a.1 Itaipu Binacional Financial Asset

(See Note 17,1,1 to the Financial Statements of 2ITR / 2016)

Pursuant to Law 11,480 / 2007, the adjustment factor for the financing agreements entered into with Itaipu Binacional and the loan assignment contracts entered with the National Treasury, as from 2007, was withdrawn, and the Company was assured of full maintenance of its Flow of revenues.

As a result, Decree 6,265, dated November 22, 2007, was issued regulating the sale of Itaipu Binacional's electricity, defining the differential to be applied in the transfer rate, creating an asset related to the portion of the annual differential calculated, equivalent to the annual adjustment factor withdrawn from financing, to be included annually in the transfer rate, as of 2008, practiced by the Company, preserving the flow of resources, originally established.

As a result, the differential arising from the withdrawal of the annual adjustment factor, whose amounts are defined annually through an interministerial ordinance of the Ministries of Finance and Mining, was included in the rate of transfer of power from Itaipu Binacional. In the current pass-through rate of 2017, the equivalent amount of US$ 244,681will be included, wich will be received by the company through collections to distributors, approved by the ordinance MME/MF 605/2016.

The balance resulting from the adjustment factor of Itaipu Binacional, included in the Financial Assets caption, presented in Non-current Assets, amounted to R$ 3.744.675 on June 30, 2017, equivalent to US$ 1.131.937 (R$ 3.161.043 On December 31, 2016, equivalent to US$ 969.913), of which R$ 2.822.053, equivalent to US$ 853.048, will be transferred to the National Treasury until 2023, as a result of the credit assignment carried out between the Company and National Treasury, in 1999.

These amounts will be realized through their inclusion in the transfer rate to be practiced until 2023,

Therefore, considering that the Itaipu Financial Asset is a remuneration derived from the financing contract granted by Eletrobras to Itaipu, the amount of the Financial Asset to be received by Eletrobras is being considered as a discount in the calculation of the Net Debt.

II.3   Operational Provisions of Parent Company

In 2Q17, Operating Provisions had a negative impact on the Parent Company's income of R$ 678 million, compared to R$ 3,999 million in 2Q16. This variation is mainly explained by the movement of uncovered liabilities in subsidiaries in the amount of R$ 617 million. In the first quarter of 2016, the Company reviewed its measurement estimates and the probability of loss of certain lawsuits related to the compulsory loan resulting in a reversal of R $ 1,010 million. In the second quarter of 2017, there were no major changes in the provisions for contingencies of the Company.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

In 1H17, Operating Provisions had a negative impact on the Parent Company's results of R$ 1,982 million, compared to R$ 8,326 million in 1H16. This variation is mainly explained by the movement of uncovered liabilities in the subsidiaries in the amount of R $ 1,790 million. The table below shows the changes in Operating Provisions:

				R$ milion
Operational Provisions			Controladed
	1H17	1H16	2Q17	2Q16
Warranties	22	15	9	11
Contingencies	176	1,901	179	-997
PCLD - Consumers and Resellers	0	0	0	0
PCLD - Financing and Loans	0	9	-5	3
Short-term liabilities in subsidiaries	1,790	6,379	617	4,961
Onerous Contracts	0	0	0	0
Losses in Investments	38	0	16	0
Impairment	-1	-1	0	-1
Adjustment to Market Value	0	0	0	0
Others	-44	22	-138	21
	1,982	8,326	678	3,999

MUTATION PROVISION FOR UNCOVERED LIABILITIES - PARENT COMPANY	Balance on 12/31/2016	Other Comprehensive Results	Capitalization of AFAC	Equity	Balance on 06/31/2017
CEPISA	1,222	-	-	49	1,270
BOA VISTA ENERGIA	609	-	-	101	710
AMAZONAS ENERGIA	9,335	-	-	769	10,103
ELETROACRE	265	-	-	129	394
CERON	1,296	-	-0,3	303	1,599
CGTEE	2,353	-	-	505	2,858
ELETRONUCLEAR	4,508	-4	-	-189	4,314
CEAL	574	-	-8,3	122	696
TOTAL PROVISION FOR PASSIVE DISCOVERED	20,161	-4	-9	1,789	21,946

II.4   Financial Result of Parent Company

In 2Q17, the Financial Result positively impacted the Parent Company's result by R$ -89 million, a better result than the 2Q16 negative financial result of R$ 179 million. This variation is mainly explained by the lower result of the foreign exchange variation applicable to Itaipu's US dollar.

In 1H17, the Financial Result positively impacted the Parent Company's results by R$ 172 million, showing a growth in relation to the 1H16 negative financial result of R$ 331 million. This variation is mainly explained by the lower result of the foreign exchange variation applicable to Itaipu's US dollar, as shown below:

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

FINANCIAL RESULT R$ million
	1S17	1S16	1Q17	1Q16
Financial Resouces
Interest income, commissions and fees	1,787	1,718	854	839
Revenue from financial investments	420	340	195	157
Moratorium surcharge on electricity	8	19	3	6
Monetary updates	-531	-615	-340	-322
Exchange rate variations	-3	-542	9	-275
Other financial income	-76	140	-49	57

Financial expenses
Debt charges	-1,022	-1,170	-491	-577
Lease charges	0	0	0	0
Charges on shareholders' funds	-212	-46	-98	-39
Other financial expenses	-198	-176	-172	-27
	172	-331	-89	-179

The main indexes of financing and onlendings contracts presented the following variations in the periods:

Evolução da variação do IGP-M e do Dólar (%)

	1Q17	2Q17	1HO17
Dólar	-2.78%	4.41%	1.51%
IGPM	0.73%	-2.68%	-1.97%
	1Q16	2Q16	1HO16
Dólar	-9.81%	4.41%	-17.8%
IGPM	2.86%	-2.68%	5.91%

III. General information

Portfolio of Receivables and Payables

a.    Financing and Borrowing Granted

The financing and loans granted are made with the Company's own resources, as well as sector resources and external resources raised through international development agencies, financial institutions and arising from the launch of securities in the international financial market.

Loans and loans granted to the parent company, with an exchange restatement clause, represent approximately 31% of the total portfolio (32% as of December 31, 2016), Those that foresee an update based on indices that represent the domestic price level in Brazil amount to 69% of the portfolio balance (68% as of December 31, 2016).

The market values of these assets are close to their book values, since they are sector-specific operations and are formed, in part, by Funds from Sectoral Funds and that do not find similar conditions as a benchmark to market value.

The long-term portions of the loans and financing granted, based on the contractual cash flows, mature in variable installments, as shown below:

R$ million
	2018	2019	2020	2021	2022	After 2022	Total
Parent Company	1,914	5,387	5,443	5,308	3,026	6,896	27,974
Consolidated	2,092	2,093	2,164	1,260	1,051	757	9,417

* This amount includes receivables from other companies outside the Eletrobras System with RGR in the amount of R $ 1,778 million, since Eletrobras acts as manager of RGR and has a counterpart in assets,

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

b.    Financing and Loans to Pay

Debts are guaranteed by the Federal Government and / or Eletrobras, are subject to charges, whose average rate in 1Q17 is 7,94% p.a, (9,65% p.a, in 1Q16), and have the following profile:

	Parent Company				Consolidated
	06.30.2017		12/31/2016		06.30.2017		12/31/2016
	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%
Foreign currency
USD	9,336	37%	9,232	35%	9,347	20%	9,243	20%
USD with Libor	1,853	7%	2,183	8%	2,216	5%	2,552	6%
EURO	224	1%	204	1%	224	0%	204	0%
IENE	65	0%	92	0%	65	0%	92	0%
Others	0	0%	0	0%	1	0%	1	0%
Subtotal	11,478	45%	11,710	44%	11,853	26%	12,092	27%

National Coin
CDI	5,770	23%	6,286	24%	13,165	29%	12,702	28%
IPCA	0	0%	0	0%	461	0%	532	1%
TJLP	0	0%	0	0%	7,300	16%	10,064	22%
SELIC	1,181	5%	1,675	6%	1,216	3%	1,675	4%
Others	0	0%	0	0%	1,657	4%	1,359	30%
Subtotal	6,951	28%	7,961	30%	23,800	52%	26,332	58%

Not indexed	6,831	27%	6,648	25%	10,134	22%	7,196	16%

TOTAL	25,261	100%	26,320	100%	45,786	100%	45,620	100%

* This amount includes the debt of other companies outside the Eletrobras System with RGR in the amount of R $ 1,778 million, since Eletrobras acts as manager of RGR and has a counterpart in assets,

The long-term portion of loans and financing matures as scheduled:

R$ million
	2018	2019	2020	2021	2022	Após 2022	Total
Parente Company	1,334	5,744	2,169	7,699	1,059	4,112	22,116
Consolidated	3,270	8,251	4,152	9,331	2,269	12,722	39,996

c.
 Consolidated Gross Debt

*Included Debeturies

**The debts of the Distribution Companies are mostly with the Holding or RGR and are therefore eliminated in the consolidation of gross debt (with the exception of 0,2%).

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

Ratings

Rating Agency	National Classification / Perspective	Latest Report
Moody’s Issuer Rating	“Ba3”: / Estable	17/03/2017
Moody’s Senior Unsecured Debt	“Ba3”: / Estable	17/03/2017
Fitch Senior Unsecured Debt Rate	“BB” : / Negative	29/11/2016
Fitch LT Foreign Currency Issuer	“AA-”: / Estable	29/11/2016
S&P LT Local Currency	“BB” / Negative	19/05/2016
S&P LT Foreign Currency	“BB“ / Negative	19/05/2016

Eletrobras Organization Chart

Eletrobras
Eletrobras Cepel (100.00%)
Generation & Transmission
Generation
Binational Generation
Distribution
Other Participations
Eletrobras Eletronorte (99.48%)
SPEs G 07 T 11 Σ 18
Eletrobras Chesf (99.58%)
SPEs G 47 T 08 Σ 55
Eletrobras Furnas (99.56%)
SPEs G 57 T 19 Σ 76
Eletrobras Eletrosul (99.88%)
SPEs G 31 T 10 Σ 41
Eletrobras Amazonas GT (100.00%)
Eletrobras Eletronuclear (99.91%)
Eletrobras CGTEE (99.99%)
ITAIPU BINACIONAL (50.00%)
Eletrobras Distribuição Acre (96.71%)
Eletrobras Distribuição Alagoas (100.00%)
Eletrobras Distribuição Piauí (100.00%)
Eletrobras Distribuição Rondônia (100.00%)
Eletrobras Distribuição Roraima (100.00%)
Eletrobras Distribuição Amazonas (100.00%)
Eletrobras Eletropar (83.71%)
SPE Mangue Seco 2 49.0%
SPE Belo Monte - 15.0%
Minority
G. T e D 25 companies
SPEs Abroad
Inambari Geração de Energia SA - IGESA (29.40%)
Rouar SA - Usina Eólica Artilleros (50.00%)

Eletrobras Companies

Segment	SPEs *
Generation	36
Transmion	41
Total	**177**

* The amount of SPEs was adjusted, since there are special purpose entities related to more than one Eletrobras Company.

Investiments

		R$ million
NATURE OF INVESTMENTS	Budgeted *	Realized
	2017	2T17	(%)
Geração	2.264,7	389,0	17%
Transmissão	1.672	457,6	27%
Distribuição	1.412	310,0	22%
Outros (Pesquisa, Infraestrutura, Qualidade Ambiental)	1.167	117,4	10%
SPEs	2.438,0	1.115,0	46%
Total	8.953,7	2.388,9	27%

* For details of the investments, per subsidiary or by project, see appendix 3 to this Investor Report

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

Share Capital

Structural of Social Capital

At March 31, 2017, the capital of Eletrobras was composed as follows:

Shareholders	Common		Pref, Class “A”		Pref, Class “B”		Total
	Amount	%	Amount	%	Amount	%	Amount	%
União Federal	554,395,652	0,51	0	0,00	1,544	0,00	554,397,196	0,41
BNDESpar	141,757,951	0,13	0	0,00	18,691,102	0,07	160,449,053	0,12
BNDES	74,545,264	0,07	0	0,00	18,262,671	0,07	92,807,935	0,07
FND	45,621,589	0,04	0	0,00	0	0,00	45,621,589	0,03
FGHAB	1,000,000	0,00	0	0,00	0	0,00	1,000,000	0,00
OUTROS	269,729,841	0,25	146,920	1,00	228,481,566	0,86	498,358,327	0,37
Total	1,087,050,297	100	146,920	100	265,436,883	100	1,352,634,100	100

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

Shares Analysis

ELET3 - Eletrobras Common Shares

In the second quarter of 2017, Eletrobras common shares (ELET3) showed a 37% devaluation, closing at R$ 12.45. The highest quotation was R $ 18.06, recorded on April 28, and the lowest R$ 11.85 recorded on June 21, considering ex-dividend values. The average daily trading volume in the period was 1.97 million shares and the average daily financial volume was R $ 28.09 million.

ELET6 - Eletrobras Preferred Shares

In the second quarter of 2017, the preferred shares of Eletrobras (ELET6) presented a devaluation of 34%, closing at R $ 16.41. The highest quotation was R$ 21.45, recorded on April 28, and the lowest R$ 15.75, recorded on June 22, considering ex-dividend values. The average daily trading volume in the period was 1.65 million shares and the average daily financial volume was R $ 30.21 million.

Evolution of Traded Shares on B3

Source: AE Broadcast

Index number 03/31/2016 = 100 and ex-dividend values,

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

ADR Programs

EBRN - Eletrobras Common Shares

In the second quarter of 2017, Eletrobras common stock ADRs depreciated by 30.94% to US$ 3.75. The highest price was US$ 5.67, registered on May 2, and the lowest US$ 3.54 recorded on June 21, considering ex-dividend values. The average daily trading volume in the period was 300.18 thousand shares. The balance of ADRs corresponding to these shares at the end of the quarter was 27,8 million.

EBRB - Eletrobras Preferred Shares

In the second quarter of 2017, Eletrobras preferred stock ADRs posted a 22.93% depreciation, closing at U$ 4.94. The highest price was U$ 6.68, registered on May 12, and the lowest U$ 4.61, registered on May 18, considering ex-dividend values. The average daily trading volume in the period was 75.70 thousand shares. The balance of ADRs corresponding to these shares at the end of the quarter was 14,3 million.

Evolution of Traded Shares in ADR

  Font: AE Broadcast

  Index number 3/31/2016 = 100

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

Latibex - Madrid Stock Exchange

XELTO - Eletrobras Common Shares

In the second quarter of 2017, the Latibex common stock showed a 26.21% devaluation, closing at € 3,756. The highest price was € 5.25, registered on April 3, and the lowest € 3.26, recorded on May 22, considering ex-dividend values. The average daily trading volume in the period was 3.18 thousand shares.

XELTB - Eletrobras Preferred Shares

In the second quarter of 2017, the preferred shares of the Latibex program showed a devaluation of 35.48%, closing at € 4.20. The highest price was € 6.74, registered on April 3, and the lowest € 4.2, recorded on May 12, considering ex-dividend values. The average daily trading volume in the period was 2,283 thousand shares.

Evolution of Foreign Currencies

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

Nº of employees

Parent Company

By time

Working time in the company (years)	1Q17	2Q17
Até 5	56	34
6 a 10	452	456
11 a15	200	190
16 a 20	34	36
21 a 25	21	21
mais de 25	192	196
Total	955	933

By region

State of the Federation
	1T17	2T17
Rio de Janeiro	918	897
São Paulo	0	0
Paraná	0	0
Rio Grande do Sul	0	0
Brasília	37	36
Total	955	933

Hired / Outsourced Labor

1T17	2T17
0	0

Rotational Ratio (Holding)

2T17
With PAE (Retirement Plan)	1,1%
Wihout PAE (Retirement Plan)	0,3%

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

Direct Partnerships in SPEs - Parent Company

Generation

SPE	Power Plant	Total Investment R$ million	Capacity Installed MW	Energy Assured Average MW	Generated energy MWh
					1Q17	2Q17
Norte Energia SA*	UHE	35.9	11,233,1	4,571,0	5,214,019,6	6,540,259,20
Eólica Mangue Seco 2	UEE	114,6	26	9,59	16,992,8	14,092,5
Rouar S.A.	EOL	US$ 102 MM	65,1	65,1	37.077	30.126

•          7 Generating Units in commercial operation totaling 1,924,4 MW of capacity in commercial operation,

Power Plant	Participation (%)	Location (State)	Start of Construction	Start of Operation	End of Operation
Norte Energia S,A	15.0	PA	Jun/11	Abr/16	Ago/45
Eólica Mangue Seco 2	49	RN	Mai/10	Set/11	Jun/32
Rouar SA	50	Uruguai - Colônia’s Department	Set/2013	Dez/14	20 years*

Transmission

Development	Object (From to)	Participation (%)	Investment (R$ milhões)	Extension of lines (Km)	Voltage (kV)	Start of Operation	Termination of Concession
Electrical Interconnection Brazil/ Uruguai *	LT 230 kV LT 525 kV	60% Eletrobras Holding 40% Eletrosul	60	02 km em 230 kV e 60 em 525 kV	230 525	Jun/16	-

Development	Object	Total Investment (R$ million)*	Transformation Capacity (MVA)	Location	Start of Operation	Termination of Concession
Electrical Interconnection Brazil/ Uruguai*	SE Candiota -525/230 kV	80	672 MVA +1 R 224 MVA	RS	Jun/16	-

*Eletrobras detém 60,4% e a Eletrosul 39,6% do empreendimento,

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

Balance Sheet

R$ thousand

Assets	Parent Company		Consolidated
	06/30/17	12/31/16	06/30/17	12/31/16
Current
Cash and cash equivalents	531,487	194,106	1,231,465	679,668
Restricted cash	1,311,129	1,681,346	1,311,129	1,681,346
Marketable securities	4,289,359	4,288,141	6,420,349	5,497,978
Customers	364,784	355,031	6,238,427	4,402,278
Financial assets - Concessions and Itaipu	0	0	6,507,052	2,337,513
Loans and financing	7,787,594	6,783,913	2,616,389	3,025,938
Fuel Consumption Account - CCC	0	195,966	0	195,966
Equity Pay	637,470	618,566	273,232	318,455
Taxes to recover	308,426	674,241	733,540	1,085,520
Income tax and social contribution	785,634	769,541	1,017,075	1,086,367
Reimbursement rights	736,697	74,527	772,720	1,657,962
Warehouse	162	280	581,800	540,895
Nuclear fuel stock	0	0	455,737	455,737
Indemnities - Law 12,783 / 2013	0	0	0	0
Derivative financial instruments	0	0	173,255	127,808
Hydrological risk	0	0	104,106	109,535
Assets held for sale	0	0	0	4,406,213
Other	819,824	1,136,336	2,105,444	1,663,473
TOTAL CURRENT ASSETS	17,572,566	16,771,994	30,541,720	29,272,652

NON CURRENT
LONG-TERM
Reimbursement rights	0	0	7,889,518	7,507,024
Loans and financing	27,644,084	28,597,843	9,417,358	10,158,306
Customers	53,508	76,441	767,157	2,079,025
Marketable securities	253,215	245,296	254,287	247,235
Nuclear fuel stock	0	0	791,735	675,269
Taxes to recover	0	0	1,754,166	1,705,414
Income tax and social contribution	1,488,158	1,488,158	2,090,265	2,327,866
Escrow deposits	3,159,025	2,896,676	6,200,422	6,259,272
Fuel Consumption Account - CCC	0	6,919	0	6,919
Financial assets - Concessions and Itaipu	2,527,517	2,412,933	52,303,924	52,749,546
Derivative financial instruments	0	0	145,091	100,965
Advances for future capital increase	1,450,914	1,255,184	1,558,386	1,617,916
Hydrological risk	0	0	391,022	457,677
FUNAC refund	0	0	0	0
Other	2,308,765	2,071,256	1,258,565	1,228,143
	38,885,186	39,050,706	84,821,896	87,120,577
INVESTMENTS	63,511,215	60,590,777	28,011,167	26,531,534
Fixed assets net	192,995	194,402	26,445,590	26,812,925
INTANGIBLE	0	0	740,263	761,739
TOTAL NON-CURRENT ASSETS	102,589,396	99,835,885	140,018,916	141,226,775
TOTAL ASSETS	120,161,962	116,607,879	170,560,636	170,499,427

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

 R$ thousand

Liabilities and Equity	Parent Company		Consolidated
	06/30/17	12/31/16	06/30/17	12/31/16
CURRENT
Loans and financing	3,145,174	3,397,485	5,849,344	5,833,547
Debentures	0	0	33,904	12,442
Financial liabilities	0	0	0	0
Compulsory loan	46,001	48,193	46,001	48,193
Suppliers	528,922	440,976	10,384,842	9,659,301
Advances from customers	553,688	560,277	880,601	620,781
Taxes payable	101,344	41,554	1,250,721	1,336,089
Income tax and social contribution	742,747	486,605	816,245	606,848
Remuneration to shareholders	0	0	544,366	1,093,678
Financial liabilities - Concessions and Itaipu	458,706	458,302	463,512	462,891
Estimated liabilities	1,231,603	1,212,017	0	0
Reimbursement Obligations	141,588	106,879	1,693,732	1,188,149
Post-employment benefits	2,062,165	1,693,309	2,131,101	1,868,085
Provisions for contingencies	15,972	29,632	222,368	107,571
Regulatory charges	700,339	756,811	1,101,722	1,083,475
Lease	0	0	718,035	647,201
Grants payable - Use of public goods	0	0	136,907	136,662
Derivative financial instruments	5,633	6,614	6,188	6,946
Liabilities associated with assets held for sale	0	391,550	0	5,175,013
Other	85,535	100,145	1,320,195	1,251,638
TOTAL CURRENT LIABILITIES	9,819,417	9,730,349	27,599,784	31,138,510

NON-CURRENT
Loans and financing	22,115,700	22,922,041	39,996,068	39,786,881
National Treasury Credits	0	0	0	0
Suppliers	0	0	9,614,897	9,782,820
Debentures	0	0	328,019	188,933
Advances from customers	0	0	558,475	592,215
Compulsory loan	465,509	460,940	465,509	460,940
Obligation for asset retirement	0	0	1,444,067	1,402,470
Operating provisions	0	0	0	0
Fuel Consumption Account - CCC	0	482,179	0	482,179
Provisions for contingencies	14,581,432	13,674,073	21,019,714	19,645,954
Post-employment benefits	408,454	394,035	2,182,536	2,368,077
Provision for unsecured liabilities	21,945,542	20,160,828	219,115	311,010
Onerous contracts	0	0	1,982,354	2,659,305
indemnification obligations	0	0	1,450,254	1,516,313
Lease	0	0	987,943	1,032,842
Grants payable - Use of public goods	0	0	63,702	63,337
Advances for future capital increase	3,497,587	3,310,409	3,497,587	3,310,409
Derivative financial instruments	0	0	64,142	43,685
Regulatory charges	0	0	840,509	615,253
Taxes payable	2,222	2,222	742,742	1,059,880
Income tax and social contribution	321,853	320,560	9,304,396	8,305,606
Other	1,040,324	946,775	1,970,020	1,667,883
TOTAL NON-CURRENT LIABILITIES	64,378,623	62,674,062	96,734,049	95,295,992

EQUITY
Share capital	31,305,331	31,305,331	31,305,331	31,305,331
Capital reserves	13,867,170	13,867,170	13,867,170	13,867,170
Revenue reserves	3,018,680	3,018,680	3,018,680	3,018,680
Equity valuation adjustments	24,367	33,261	24,367	33,261
Profits (losses)	1,733,711	0	1,733,711	0
Accumulated other comprehensive income	-3,985,337	-4,004,625	-3,985,337	-4,004,625
Amounts recognized in OCI classified as held for sale	0	-16,349	0	-16,349
Non-controlling shareholders	0	0	262,881	-138,543
TOTAL SHAREHOLDERS' EQUITY	45,963,922	44,203,468	46,226,803	44,064,925
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	120,161,962	116,607,879	170,560,636	170,499,427

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

Income Statement

 R$ thousandl

	Parent Company		Consolidated
	06/30/17	06/30/16	06/30/17	06/30/16
NET OPERATING REVENUE	1,912,858	1,632,637	17,954,498	39,618,718
Operating costs
Energy purchased for resale	-1,704,266	-1,802,455	-5,357,320	-4,597,595
Charges upon use of electric network	0	0	-862,836	-806,979
Construction	0	0	-728,618	-1,162,613
Fuel for electricity production	0	0	286,970	-480,464
NET OPERATING REVENUE	-1,704,266	-1,802,455	-6,661,804	-7,047,651
Operating expenses
Personnel, Supllies and Services	-293,621	-403,451	-4,666,427	-4,221,673
Extraordinary Retirement Program	-38,044	0	-705,822	0
Depreciation	-2,337	-2,572	-754,795	-761,184
Amortization	0	0	-163,471	-124,334
Donations and contributions	-48,456	-86,361	-79,218	-115,839
Operating Provisions /Reversals net	-1,981,588	-8,326,133	137,999	-6,587,269
Investigation Findings	0	0	0	0
Other	-135,582	-121,108	-825,120	-860,973
	-2,499,628	-8,939,625	-7,056,854	-12,671,272
OPERATING INCOME BEFORE FINANCIAL RESULT	-2,291,036	-9,109,443	4,235,840	19,899,795
Financial result
Financial income
Income from interest, commissions and fees	1,786,674	1,718,386	522,237	349,763
Income from financial investments	419,940	339,521	548,330	543,001
Moratorium on electricity	7,627	19,321	147,716	244,401
Restatement Assets	427,840	628,551	864,007	1,870,789
Current foreign currency exchange rate variations	568,307	4,279,567	542,150	4,345,731
Payment of indemnities - Law 12,783 / 13	0	0	0	0
Regulatory asset update	0	0	5,534	23,829
Gains on derivatives	0	0	96,465	121,641
Other financial income	72,394	139,747	240,951	325,455
Financial expenses
Debt charges	-1,022,449	-1,170,172	-2,970,923	-2,991,057
Lease charges	0	0	-161,219	-152,762
Charges on shareholders' funds	-211,540	-45,685	-221,448	-53,328
Noncurrent Restatement	-959,008	-1,243,449	-1,331,939	-1,868,165
Noncurrent foreign currency exchange rate variations	-571,268	-4,821,268	-606,321	-4,707,988
Regulatory liability update	0	0	-21,300	-15,776
Losses on derivatives	0	0	-27,573	0
Other financial expenses	-346,340	-175,732	-985,160	-612,538
	172,177	-331,213	-3,358,493	-2,577,004
INCOME BEFORE EQUITY	-2,118,859	-9,440,656	877,347	17,322,791
RESULTS OF EQUITY	4,560,884	18,249,928	2,280,351	558,302
OPERATING INCOME BEFORE TAXES	2,442,025	8,809,272	3,157,698	17,881,093
Current Income tax and social contribution	-742,747	-402,132	-859,083	-607,634
Deferred Income Tax and Social Contribution	0	416,810	-576,371	-8,377,282
NET LOSS FOR THE PERIOD	1,699,278	8,823,950	1,722,244	8,896,177
SHARE ATTRIBUTED TO CONTROLLING	1,699,278	8,823,950	1,699,278	8,823,950
SHARE ATTRIBUTED TO NON-CONTROLLING	0	0	22,966	72,227
NET LOSS PER SHARE	1.26	6.52	1.26	6.52

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 2Q17

Cash Flow Statement

R$ thousand

	Parent Company		Consolidated
	06/30/17	12/31/16	06/30/17	12/31/16
Operating Activities
Income before income tax and social contribution	2,442,025	8,809,272	3,157,698	17,881,093
Adjustments to reconcile income to cash provided by operations:
Depreciation and amortization	2,337	2,572	918,266	885,518
Net monetary variations	531,168	614,898	542,032	675,683
Net foreign exchange rate variations	2,961	541,702	64,171	275,338
Financial charges	-953,291	-655,742	1,325,316	954,493
Financial asset revenue	0	0	-3,481,030	-26,170,366
Equity income	-4,560,884	-18,249,928	-2,280,351	-558,302
Provision (reversal) for capital deficiency	1,790,372	6,379,036	0	0
Provision (reversal) for doubtful accounts	-217	8,515	145,177	168,257
Provision (reversal) for contingencies	176,403	1,901,393	577,771	2,352,601
Provision (reversal) for the impairment of assets	-927	-926	152,724	2,348,010
Provision (reversal) for onerous contract	0	0	-1,226,262	1,521,011
Provision (reversal) for losses on investments	37,888	0	44,185	60
ANEEL-CCC Provision	0	0	0	0
Provision (reversal) for hydrological risk - GSF	0	0	0	0
RGR Charges	189,066	107,529	189,066	107,529
Adjustment to present value / market value	-9,522	-9,045	32,794	11,705
Minority interest in results	0	0	19,409	-109,435
Charges on shareholders' funds	211,540	45,685	221,448	53,328
Financial instruments - derivatives	0	0	-68,892	-121,641
Other	1,396	117,502	327,863	506,073
	-2,581,710	-9,196,809	-2,496,313	-17,100,138
(Increases) / decreases in operating assets
Customers	0	0	-537,461	-656,302
Marketable securities	-1,217	-629,118	-921,503	604,927
Reimbursement rights	-10,073	0	1,154,845	-1,217,189
Warehouse	118	97	176,657	242,963
Nuclear fuel stock	0	0	-116,466	-157,696
Financial assets - Itaipu and public service concessions	-94,998	593,413	-94,998	593,413
Assets held for sale	0	0	0	0
Hydrological risk	0	0	72,084	123,053
Other	458,842	22,068	-58,420	612,378
	352,672	-13,540	-325,262	145,547
Increase / (decrease) in operating liabilities
Suppliers	68,406	4,234	1,041,690	2,175,619
Advances from customers	0	0	232,669	274,171
Lease	0	0	-44,654	-40,255
Estimated liabilities	34,709	12,524	629,537	62,778
indemnification obligations	29,011	0	-142,888	262,174
Sectorial charges	0	0	296,090	73,952
Liabilities associated with assets held for sale	0	0	0	0
Other	58,338	-44,210	224,706	-305,625
	190,465	-27,452	2,237,151	2,502,814

Cash from operating activities	403,452	-428,529	2,573,274	3,429,316

Payment of financial charges	-955,271	-1,021,311	-2,094,108	-1,405,165
Payment of RGR charges	-69,604	-75,176	-69,604	-75,176
Amounts received from allowed annual revenue	0	0	650,340	548,746
Financial asset indemnities received	0	0	0	0
Financial charges received	982,414	954,757	395,397	387,927
income tax payment and social contribution	-149,728	-171,160	-649,224	-516,251
Payment of refinancing of taxes and contributions - principal	0	0	-63,041	-58,359
investment compensation received in corporate participations	142,736	81,258	310,741	263,592
Pension payment	-14,139	-24,259	-168,762	-81,086
Payment of legal provisions	-283,007	-100,475	-367,695	-118,680
Judicial deposits	-212,775	-68,895	176,856	-471,191

Net cash from operating activities	-155,921	-853,790	694,173	1,903,673

Financing activities

Loans and financing	0	169,670	1,878,472	2,970,483
Payment of loans and financing - Main	-1,974,191	-1,257,401	-2,810,156	-1,999,439
Payment of shareholders remuneration	-981	-1,125	-2,418	-4,280
Advanced receivalbe for future capital increase	0	1,000,000	0	1,000,000
RGR resource for transfer	800,654	0	800,654	0
Other	0	0	158,947	3,130
Net cash from financing activities	-1,174,518	-88,856	25,499	1,969,894
Investing activities
Lending and financing	-1,543,029	-296,813	-51,591	-291,650
loans and financing receivables	2,270,842	1,948,310	1,111,191	741,866
Acquisition of fixed assets	-5	-49,053	-538,483	-1,089,219
Acquisition of intangible assets	0	0	-21,986	-23,545
Acquisition of concession assets	0	0	-659,547	-1,245,026
Acquisition / capital investment in equity	-114,450	-445,354	-1,105,496	-2,024,752
Advance concession for future capital increase	-10,804	-241,824	14,146	-305,394
Investment sale in shareholdings	1,065,266	0	1,065,266	0
Other	0	0	18,624	1,424
Net cash from investing activities	1,667,821	915,266	-167,876	-4,236,296

Net decrese in cash and cash equivalents for the year	337,381	-27,380	551,797	-362,729

Cash and cash equivalents at beginning of year	194,106	691,719	679,668	1,393,973
Cash and cash equivalents at end of year	531,487	664,339	1,231,465	1,031,244
	337,381	-27,380	551,797	-362,729

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.